JONES DAY

222 EAST 41ST STREET  •  NEW YORK, NEW YORK 10017

TELEPHONE: (212) 326-3939  •  FACSIMILE: (212) 755-7306

Direct Number:  (212) 326-8319

amlevine@jonesday.com

November 27, 2009

VIA EDGAR AND FACSIMILE

Division of Corporate Finance

Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549-3628

Attention: Song P. Brandon, Esq.

Office of Mergers and Acquisitions

Re:	OSG America L.P. (the “Partnership”)
Schedule 14D-9, filed November 5, 2009 (the “Schedule 14D-9”)
Schedule 13E-3, filed November 5, 2009 (the “Schedule 13E-3”)
SEC File No. 005-84674

Ladies & Gentlemen:

Introduction

We are counsel to the Conflicts Committee of the Board of Directors (the “GP Board”) of OSG America LLC, the general partner (the “General Partner”) of the Partnership.  Entities affiliated with the Partnership have commenced a tender offer (the “Offer”) for units of partnership interests of the Partnership (the “Units”).  This letter, which is also being filed on EDGAR, responds to the Staff’s November 20, 2009 comment letter on the Schedule 14D-9/Schedule 13E-3 filings referenced above.  The Partnership has also revised the Schedule 13E-3 and Schedule 14D-9 in response to the Staff’s comments and is filing concurrently with this letter an amended Schedule 13E-3 and an amended Schedule 14D-9, which reflect these revisions and update other information contained therein.

For your convenience, we have repeated the Staff’s November 20th comments below in the order in which they appear in your November 20th letter.  All information contained in this letter concerning the Partnership, the General Partner, OSG Bulk Ships, Inc. (“OSG Bulk”) or Overseas Shipholding Group, Inc. (“OSG”) has been provided by such person and not by any other person.  Terms used in this letter that are not defined herein will have the meanings specified in the Schedule 14D-9.

ATLANTA  •  BEIJING  •  BRUSSELS  •  CHICAGO  •  CLEVELAND  •  COLUMBUS  •  DALLAS  •  DUBAI  •  FRANKFURT •  HONG KONG  •  HOUSTON

IRVINE  •  LONDON  •  LOS ANGELES  •  MADRID  •  MEXICO CITY  •  MILAN  •  MOSCOW  •  MUNICH  •  NEW DELHI  • NEW YORK  •  PARIS

PITTSBURGH  •  SAN DIEGO  •  SAN FRANCISCO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

JONES DAY

Song P. Brandon, Esq.

Special Counsel

Office of Mergers & Acquisitions

November 27, 2009

Schedule 13E-3

1.                                      Please tell us what consideration was given to whether the General Partner or the officers and directors of the General Partner are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3?  Please advise or revise the Schedule 13E-3 to include these parties as filing persons.   For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

For your background information, the Partnership is a so-called master limited partnership, or “MLP,” that was formed by OSG in 2007.  As is typical for MLP’s, the General Partner, as the general partner of the Partnership, is responsible for the management of the Partnership’s operations and activities.

As a result of this relationship, the GP Board has a standing Conflicts Committee, consisting of three directors, that reviews specific matters that the GP Board believes may involve conflicts of interest.  According to the Partnership’s Form 10-K for the year ended December 31, 2008, each of the members of the Conflicts Committee has been determined to be independent under the Partnership’s Corporate Governance Guidelines.  In addition, as described in the Schedule 14D-9, in connection with the Offer, the GP Board authorized the Conflicts Committee to consider and evaluate any potential acquisition of the Units by OSG or its affiliates.  Documentation providing for the authority of the Conflicts Committee to act on behalf of the General Partner in respect of the Offer is attached as Exhibit A in response to Comment No. 4 below.

OSG and OSG Bulk commenced the Offer for the Units on November 5, 2009.  As explained in the Schedule 14D-9, while the Conflicts Committee was authorized to consider and evaluate the Offer, the Conflicts Committee lacked authority to block the Offer and the Offer was not conditioned on the approval of the Conflicts Committee.  The Offer is not being made pursuant to any business combination agreement or other negotiated agreement, and none of the officers or directors of the General Partner, other than Conflicts Committee, engaged in any discussions on behalf of the Partnership in respect of the Offer.

In determining whether the Partnership could be considered to be “engaged” in the transaction pursuant to Rule 13e-3, the Conflicts Committee and its advisors noted Question 101.03 of the Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, last updated January 26, 2009, pursuant to which the Staff’s guidance indicates that a target company to a tender offer is considered to be

JONES DAY

Song P. Brandon, Esq.

Special Counsel

Office of Mergers & Acquisitions

November 27, 2009

“engaged” in the transaction pursuant to Rule 13e-3 if the target recommends the tender offer to its security holders, even when the target has not signed a business combination agreement with the offeror.  Because the Conflicts Committee determined to recommend that Unitholders tender their Units to OSG Bulk pursuant to the Offer, the Conflicts Committee and its advisors determined that it was appropriate for the Partnership to file the Schedule 13E-3 and provide the additional disclosures contemplated thereby.  In addition, in light of the fact that the Partnership is managed and operated by the General Partner, and that the recommendation for Unitholders to tender their Units pursuant to the Offer was made by the Conflicts Committee, the General Partner has been included as a filing person on the amended Schedule 13E-3 being filed concurrently with this letter.

In our view, however, the better interpretation is that the officers and directors of the General Partner are not affiliates “engaged” in the going private transaction.  As the Staff noted in Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000, an important aspect of determining whether an affiliate of an issuer is “engaged” in a going private transaction is whether such affiliate is essentially “on both sides” of the transaction.

We believe that it is clear that the members of the Conflicts Committee are not “engaged” in the going private transaction.  The very reason these individuals were selected to serve on the Conflicts Committee, and thereby consider and evaluate the Offer, is their status as independent directors.  If the Offer is successful and the Repurchase Right is exercised, the members of the Conflicts Committee will not continue to serve as members of the GP Board and, as such, will no longer receive any compensation from the General Partner or the Partnership.  Furthermore, the Units they own (including any unvested Units awarded to them for their service on the GP Board) will be acquired by OSG Bulk at the price paid to other Unitholders, which, in the case of Units purchased by members of the Conflicts Committee, is less than the purchase prices paid by such individuals for their Units.  In light of these factors, it appears to us that the members of the Conflicts Committee do not stand on both sides of the transaction and are not in any meaningful way “engaged” in the transaction.  Therefore, it appears to us that they should not be filing persons on the Schedule 13E-3.

Likewise, we do not believe that the officers of the General Partner or the other members of the GP Board are “engaged” in the going private transaction.  The Offer was considered and evaluated solely by the Conflicts Committee on behalf of the GP Board and the Partnership.  The officers and the non-Conflicts Committee members of the GP Board had no involvement or authority on behalf of the Partnership or the General Partner in the discussions described in the Schedule 14D-9 under the heading “Item 4.  The Solicitation or Recommendation — Background

JONES DAY

Song P. Brandon, Esq.

Special Counsel

Office of Mergers & Acquisitions

November 27, 2009

of the Offer.”  Given the foregoing, the process was designed to preclude officers of the General Partner and the non-Conflicts Committee directors from participating on behalf of the General Partner and the Partnership — in other words, to cause them not to be engaged in the going private transaction.  As a result, it appears to us that these individuals should not be filing persons on the Schedule 13E-3.

2.                                      See last comment.  To the extent you determine to add a new filing person, please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment.  For example, include a statement as to whether each person believes the Rule 13E-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion.  See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

The General Partner, the only new filing person added in response to Comment No. 1, will comply with the requirements of Schedule 13E-3.  Please see the revised disclosure in the amended Schedule 13E-3, which has been signed by authorized representatives of the Partnership and the General Partner.

Schedule 14D-9

General

3.                                      Please tell us how you disseminated certain of the information contained in the Schedule 13E-3 as required by Rule 13e-3(f)(1).

A representative of the financial printer engaged by OSG in connection with the Offer has informed us that the Schedule 14D-9, which included information required by Schedule 13E-3, was disseminated to record holders of Units on November 5, 2009 simultaneously with the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery.  Additionally, we respectfully submit that the amended Schedule 13E-3 and amended Schedule 14D-9 are not required to be mailed to record holders because the supplemental disclosure contained in the amendments, including with respect to adding the General Partner as a filing person on the Schedule 13E-3, does not constitute a “material change” in the information already provided to Unitholders.  We do not believe that the additional disclosure would impact any Unitholder’s decision as to whether or not to tender Units in the Offer and we note that the revised disclosure

JONES DAY

Song P. Brandon, Esq.

Special Counsel

Office of Mergers & Acquisitions

November 27, 2009

will also become publicly available by virtue of filing the amended Schedule 13E-3 and amended Schedule 14D-9 with the SEC.

Item 4.  The Solicitation or Recommendation, page 4

4.                                      Item 1014(a) of Regulation M-A requires the subject company filing the Schedule 13E-3 to state whether it reasonably believes that the Rule 13E-3 transaction is fair or unfair to unaffiliated security holders.  In this regard, we note your disclosure only provides that the “Conflicts Committee has determined, on behalf of the General Partner,” that the offer consideration is fair to unaffiliated Unitholders.  Please revise your document to provide whether the Partnership reasonably believes that the tender offer is fair to unaffiliated to security holders.  In addition, please provide documentation to support that the Conflicts Committee was authorized to act on behalf of the General Partner related to this Offer.

In response to the Staff’s comment, and in light of the fact that the General Partner manages the Partnership’s operations and activities, the Schedule 14D-9 has been amended to clarify that the Conflicts Committee has determined, on behalf of the General Partner and the Partnership, that the offer of  $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to the Bidder pursuant to the Offer.

We have attached as Exhibit A the Charter of the Conflicts Committee of the General Partner, as well as the unanimous written consent of the GP Board, dated as of June 18, 2009 (the “Consent”).  These documents collectively provide for the authorization of the Conflicts Committee to consider and evaluate any proposal made by affiliates of the General Partner to acquire all of the outstanding Units not owned by such affiliates and to take or cause to be taken any and all actions authorized in the Conflict Committee’s Charter or in the Consent in respect of a potential transaction.

General Matters

At the request of the Staff, we have attached as Exhibit B a statement from an authorized representative of the General Partner, on behalf of the General Partner and the Partnership, acknowledging that (i) the General Partner and the Partnership are responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the General Partner and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JONES DAY

Song P. Brandon, Esq.

Special Counsel

Office of Mergers & Acquisitions

November 27, 2009

If you have any questions with respect to this filing, please contact the undersigned at (212) 326-8319 or Robert A. Profusek, also of this office, at (212) 326-3800.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ ANDREW M. LEVINE

Andrew M. Levine

cc:	James I. Edelson
OSG America LLC

James G. Dolphin
Chairman of the Conflicts Committee of
the Board of Directors of OSG America LLC

Robert A. Profusek
Jones Day

Exhibit A

Charter of the Conflicts Committee of OSG America LLC and

Unanimous Written Consent of the Board of Directors of OSG America LLC

OSG AMERICA L.P.

CHARTER OF THE CONFLICTS COMMITTEE

OF

THE BOARD OF DIRECTORS

OF

OSG AMERICA LLC

Purpose

The Conflicts Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of OSG America LLC, a Delaware limited liability company which is the general partner (the “General Partner”) of OSG America L.P., a Delaware limited partnership (the “Partnership”).  It shall monitor and ensure that the deliberations, decisions and actions of the General Partner, in its capacity as general partner of the Partnership, are made in compliance with:

•                                          Section 7.09 of the Amended and Restated Agreement of Limited Partnership of OSG America L.P. (the “Partnership Agreement”).  Section 7.09 of the Partnership Agreement provides that, with respect to any potential conflict of interest existing or arising between the General Partner or any of its affiliates, on the one hand, and the Partnership, any Group Member or Partner (as such terms are defined in the Partnership Agreement), on the other, any resolution or course of action taken by the General Partner or its affiliates in respect of such conflict of interest shall be permitted and deemed approved by all partners, and shall not constitute a breach of the Partnership Agreement or certain other Partnership-related agreements, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is approved by a majority of the members of the Committee acting in good faith; and

•                                          the Omnibus Agreement among Overseas Shipholding Group, Inc., the General Partner, the Partnership and OSG America Operating Company LLC (the “Omnibus Agreement”).

Additionally, the Committee will be responsible for investigating, reviewing and acting on matters referred or disclosed to it where a conflict of interest exists or arises.

Committee Membership

The Committee shall be composed of two or more members of the Board, each of whom (a) is not a security holder, officer or employee of the General Partner, (b) is not an officer, director or employee of any affiliate of the General Partner, (c) is not a holder of any ownership interest in the Partnership Group (as such term is defined in the Partnership Agreement) other than common units of the Partnership, and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission thereunder and by the New York Stock Exchange.

The chairperson and members of the Committee shall be appointed by the Board.  The chairperson and members of the Committee may be replaced by the Board at any time.

Committee Authority

The Committee shall have all authority necessary to fulfill the duties and responsibilities assigned to the Committee in this Charter or otherwise assigned to it by the Board or under the terms of the Partnership Agreement and Omnibus Agreement.  This shall include the authority, to the extent the Committee deems necessary or appropriate, to:

•                                          retain independent legal, technical, financial, accounting or other advisors without seeking Board approval, in which case the Partnership shall pay the fees of such advisors that are approved by the Committee; and

•                                          form and delegate authority to subcommittees and delegate authority to one or more designated members of the Committee.

The Committee shall review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.  The Committee shall also annually review its own performance, working in conjunction with the Board and the Corporate Governance Committee of the Board.

Duties and Responsibilities

The Committee shall be responsible for monitoring and ensuring that the deliberations, decisions and actions of the General Partner, in its capacity as general partner of the Partnership, are made in compliance with the Partnership Agreement and the Omnibus Agreement, as well as investigating, reviewing and acting on matters identified by any member of the Committee or referred or disclosed to it where a conflict of interest exists or arises.

The Committee shall make reports and recommendations to the Board in connection with the fulfillment of its responsibilities with respect to the resolution of conflicts of interest.

Meetings

The Committee shall meet as often as it deems necessary, including at the request of its chairperson, two or more members of the committee, or the chairperson of the Board.  The Committee may, in its discretion, request employees, officers and management of the General Partner, independent consultants, and such other persons as the Committee or its chairperson may deem necessary or appropriate to attend meetings of the Committee or to meet with members of, or consultants to, the Committee.

A majority of the members of the Committee shall constitute a quorum.  The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present.  All meetings of the Committee shall be held pursuant to the terms of the limited liability company agreement (as the same may be amended from time to time) of the General Partner, including with respect to notice of meetings, participation via telephone conference, voting rights of Committee members and actions taken by written consent.

The Committee may determine additional rules and procedures, including designation of a chairperson pro tempore in the absence of the Board-appointed chairperson, at any meeting thereof.

Fees

Each member of the Committee shall be paid the fee set by the Board for his or her services as a member of, or chairperson of, the Committee.

UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS OF
OSG AMERICA LLC

BACKGROUND

The Board of Directors (the “Board”) of OSG America LLC (the “Company”), a Delaware limited liability company, has been informed that entities affiliated with the Company (collectively with the Company, but excluding OSG America LP, a Delaware limited partnership (the “Partnership”) and its subsidiaries, the “Sponsor”) may propose to acquire all of the outstanding common and subordinated units of the Partnership not owned by the Sponsor through a tender offer, exchange offer, share purchase, exercise of contractual rights or other form of business combination or acquisition transaction (any such transaction, a “Potential Transaction”).

Pursuant to its Charter, the Conflicts Committee of the Board (the “Committee”) is authorized to investigate, review and act on matters referred to it where a conflict of interest exists or arises between the Sponsor, on the one hand, and the Partnership, its subsidiaries or its partners (other than the Sponsor), on the other hand.

The Board believes that it is appropriate in these circumstances to specifically refer to the Committee the consideration and evaluation of any Potential Transaction.

RESOLUTIONS

Accordingly, pursuant to the Limited Liability Company Act of Delaware and the Amended and Restated Limited Liability Company Agreement dated as of November 15, 2007, the undersigned, being all the members of the Board, hereby unanimously adopt the following resolutions:

RESOLVED, that the Committee be, and hereby is, authorized to consider and evaluate any Potential Transaction and to take or cause to be taken any and all actions authorized in the Committee’s Charter or these resolutions in respect of a Potential Transaction, including, if applicable, recommending to the Board whether the Committee believes that the Board should recommend that holders of Partnership units (other than the Sponsor) accept or approve (or not accept or approve) any Potential Transaction, or whether the Board should remain neutral with respect thereto.

RESOLVED, that the Committee be, and hereby is, authorized to obtain such information regarding the Partnership as it may deem to be necessary or appropriate, and the officers of the Company are hereby directed to, and the Company is hereby directed to cause the officers of the Partnership to, provide to the Committee and any of its advisors such assistance, information and materials as may be available to the Company and as the Committee may determine to be necessary, advisable or appropriate in connection with its consideration and evaluation of a Potential Transaction.

RESOLVED, that the members of the Committee shall be paid, in addition to their annual retainer and meeting fees, a one-time non-refundable fee equal to $75,000 for the Chairperson of the Committee and $50,000 for each other member of the Committee, provided that the compensation of the members of the Committee will not be dependent in any respect on the outcome of any Potential Transaction.

RESOLVED, that members of the Committee shall be reimbursed for all out-of-pocket costs incurred by them or any of them in connection with the discharge of their duties.

RESOLVED, that, for the avoidance of doubt, the members of the Committee shall be entitled to any and all rights under the indemnification provisions of the Company’s Amended and Restated Limited Liability Company Agreement, the Partnership’s Amended and Restated Agreement of Limited Partnership and the existing indemnification contracts with the Partnership in connection with the discharge of their duties hereunder to the same extent as if they were acting as directors.

RESOLVED, that the Committee is hereby authorized and empowered to do all acts as it may determine in its sole judgment to be necessary, advisable or appropriate to carry out the duties of the Committee as contemplated by the Committee’s Charter and these resolutions.

RESOLVED, that the retention of Lazard Freres & Co. LLC and Jones Day as, respectively, the Committee’s financial and legal advisors is hereby ratified, and the officers of the Company are hereby directed to cause the Company to discharge all obligations under the letter agreements providing for the engagement of such firms, including without limitation the payment of all fees, reimbursement of costs and performance of other obligations, in each case as provided in such engagement letters.

RESOLVED, that any other actions taken by any members of the Committee prior to the adoption of these resolutions that are within the authority conferred hereby or by the Committee’s Charter, had these resolutions predated such action, be and hereby are ratified.

RESOLVED, that the authority provided pursuant to the foregoing resolutions will not limit any authority granted to the Committee pursuant to any other actions of the Board or any contract to which the Company or the Partnership is a party.

(Remainder of Page Intentionally Left Blank)

2

Dated as of June 18, 2009.

/s/ Morten Arntzen	/s/ Kathleen C. Haines
Morten Arntzen	Kathleen C. Haines

/s/ Steven T. Benz	/s/ Myles R. Itkin
Steven T. Benz	Myles R. Itkin

/s/ James G. Dolphin	/s/ Robert E. Johnston
James G. Dolphin	Robert E. Johnston

/s/ Henry P. Flinter
Henry P. Flinter

3

Exhibit B

Acknowledgement

Pursuant to the letter dated November 20, 2009 from the Staff of the Securities and Exchange Commission containing comments to the Schedule 13E-3 and Schedule 14D-9 filed by OSG America L.P. (the “Partnership”), at the request of the Staff, OSG America LLC, the general partner of the Partnership, acknowledges, on behalf of the General Partner and the Partnership, that (i) the General Partner and the Partnership are responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the General Partner and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OSG AMERICA LLC

By:	/s/ Myles R. Itkin
Name: Myles R. Itkin
Title: President and Chief Executive Officer